1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, July 14, 2008

Gammon Gold Confirms the Third Consecutive Quarter of Improvements in
Several Key Performance Indicators with a 23% increase in Production & a 59% increase in
Operating Cash Flow over Q1 2008

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): Gammon confirmed today that Q2 2008 production and cash flow performance has successfully built on the strong results achieved in Q1 2008 and is reporting another consecutive quarter of best ever production and operating cash flow in the history of the company. The strong production continues to drive positive cash flow performance and the strength of the operating cash flow continues to fund 100% of the expansion capital and the new aggressive exploration program. This has positioned the company such that it has not made a draw down on its debt facility in over 6 months and the Company has made $8.0 million in unscheduled repayments including an additional $0.9 million repayment in early July.

"The turnaround strategy launched in December 2007 had an initial focus on improving productivity and that strategy has had an obvious and positive impact on production that has exceeded even our internal targets to date. These production improvements underpin the 59% increase in operating cash flow in Q2 over Q1. In fact, Q2 operating cash flow has improved by over $20 million or 750% over Q4 2007. Net free cash flow of $3.8 million is a 137% improvement over Q1 2008 and a 496% improvement over Q4 2007. This sustained net free cash flow status has been achieved earlier than our previous guidance of Q3 2008." said Rene Marion, CEO of Gammon Gold. Mr. Marion went on to say "During the balance of 2008, while focusing on our expansion programs that will build on the success of our improved productivity, the Company will be turning to the continuous improvement phase of our program and be focusing on further cost reduction initiatives."

"I am pleased to see total cash costs at $506 per gold equivalent ounce for the quarter as we incurred significant one off maintenance costs at Ocampo as well as the new retroactive long term retention program costs associated with securing the new management teams assembled at both Ocampo and El Cubo, with over 80 key personnel within the organization participating in the program. The mining industry throughout the world is competing for talent and this new retention program is designed to encourage key employees to stay with the company in order to sustain the positive momentum going forward" said Russell Tremayne, Chief Operating Officer. He continued, "Additionally, although the rainy season has only just begun, I am encouraged that the initiatives we implemented during Q2 to mitigate the impact of the rainy season appear to be having a positive effect thus far. We will continue to carefully monitor the effectiveness of these remedial strategies as we move through the rainy season to not only allow adjustments to be made as required but also with a view to establishing the most effective wet season strategy going forward."

Consolidated Results

During Q2 2008, the Company produced 43,465 ounces of gold and 1,445,887 ounces of silver or 71,154 gold equivalent ounces at a total cash cost of $506 per gold equivalent ounce which represents a 52% increase over Q3 2007 production and a 34% improvement in cash costs.

Quarterly Production Au (e) & Total Cash Costs

For the six month period ending June 30th, the Company produced 76,564 ounces of gold and 2,756,858 ounces of silver or 129,100 gold equivalent ounces at a total cash cost of $500 per gold equivalent ounce. It is significant to note that while production achieved in the first half of 2008 is tracking strongly to our 2008 guidance, it has not yet benefited from the expansionary initiatives scheduled to be completed at Ocampo during the latter half of 2008. Additionally, it should also be noted that cash costs have been negatively impacted by one off costs associated with the turnaround strategy that was launched at both Ocampo and El Cubo in December 2007, including significantly higher than average expenses related to the accelerated maintenance program largely completed in Q2 2008 and a high strip ratio at Ocampo. With the accelerated maintenance program completed in Q2, as well as the recently completed re-phasing of the open pit that will allow Ocampo to significantly reduce stripping activities, we anticipate lower cash costs to be achieved in the balance of 2008.

The Company’s ongoing operational improvements support the Company’s improved cash flow performance that the Company has achieved over the past two (2) quarters. Operating cash flow improved significantly to $23.2 million representing a $33.8 million increase over Q3 2007 and a $20.5 million increase over Q4 2007. Net free cash flow was $3.8 million which is 138% higher than Q1 2008 levels and represents a $24.2 million improvement over Q3 2007 and a $14.4 million increase over Q4 2007 despite Q2 2008 being the most heavily weighted quarter for capital expenditures and accelerated maintenance works to execute our turnaround strategy. The improved cash profile achieved over the past two (2) quarters has allowed the Company to fully fund its operations, capital investment programs, corporate G&A overheads and our expanded exploration program as well as to make unscheduled debt repayments of $8.0 million (over a 25% reduction in debt since the beginning of the year). The Company’s improved cash flow performance to date exceeds our original target of achieving positive net free cash flow status by Q3 2008.

Cash Flow Performance (000's)

Q2 Highlights

During Q2 the Company continued to achieve a number of firsts, bests and significant milestones:

Operational

  Production in Q2 2008 was the highest achieved in the history of the company at 71,154 gold equivalent ounces, building on the improved production reported in Q1 2008, an increase of 23% over Q1 and a 48% improvement over Q4 2007 when the turnaround strategy was launched

  Our key performance indicators are continually achieving best ever results month over month, with record tonnes per day being reported in the Open Pit, Mill and Heap Leach at Ocampo

  All major new underground production equipment arrived and was commissioned during April and May at Ocampo, resulting in an immediate improvements in underground productivity

  In Q2 2008 we achieved positive cash flow from operations of $23.2 million and positive net free cash flow of $3.8 million, the best in the Company’s history

  In Q2 we reported total cash of $506 per gold equivalent ounce, that was impacted by one off costs related to:

  a 6 month retroactive costs associated with a new Long Term Incentive Program for the newly formed management teams and a recently approved stock option plan for non executives, and the high costs for the turnaround, including significantly higher charges related to the accelerated maintenance program and high strip ratio at the Ocampo open pit that will be considerably reduced over the balance of 2008

  All major contracts have been renegotiated with suppliers resulting in significant savings going forward

Exploration

  Our record cash flow performance has allowed the Company to expand our 2008-2009 exploration program to $26-29 million so we can accelerate the development of our highly prospective assets to enhance our reserves and resources and potentially increase our production profile

  Drilling has commenced at both Ocampo and El Cubo and the rate of drilling at our highly prospective Guadalupe y Calvo exploration property has already tripled where camp facilities are being established, sample preparation equipment has been ordered and contracts awarded or tendered for components of the scoping study

Liquidity

  Our record cash flow has also allowed us to:

  Fully fund the expansion capital programs, exploration programs and general and administrative costs, and

  Make unscheduled debt repayments of $8.0 million on our revolving line of credit ($5.0 million in Q2 alone), with over a 25% reduction in our debt thus far in 2008.

Looking Forward – Opportunities for H2 2008

During the second half of 2008, productivity is expected to continue to improve, driven by a number of key elements primarily focused on our Ocampo operation:

  As of the end of June 2008, all underground production equipment has been received at Ocampo and is now fully commissioned. The Company currently has 9-12 months or 560,000 tonnes of underground ore completely developed to accelerate the planned ramp-up in production

  The accelerated maintenance program was largely completed in Q2, positively impacting equipment availability, particularly in the Open Pit and the milling and crushing plants

  As a result of the new pit phasing design, the strip ratio will now decrease rapidly over the next 9-12 months

  By Q4 2008 the Company anticipates completing the expansion of the Mill circuit to 2,400-2,600 tonnes per tonne per day as well as the expansion of the heap leach crushing circuit to 13,000-15,000 tonnes per day

  At both Ocampo and El Cubo the Company continues to implement optimum mining methods such as longhole mining that will maximize productivity and decrease dilution in the underground operations

  New underground production mining equipment is expected to be received at El Cubo in Q3 2008 and is anticipated to have a positive impact on production through improved availabilities

  Complete the consolidation of all processing activities to the more efficient and higher capacity Las Torres mill at El Cubo

Costs incurred during the first 6 months of 2008 were impacted by one off costs related to the turnaround strategy launched in December 2007 as the Company addressed productivity and maintenance issues throughout its operations. With these expenditures substantially behind us, a number of areas where costs savings opportunities have been identified:

  The accelerated maintenance program at Ocampo was largely completed in Q2 2008 that resulted in significantly higher maintenance costs and these additional costs will not be incurred in the balance of 2008

  The new pit re-phasing plan will rapidly reduce the strip ratio at the Ocampo open pit that will have an impact on reducing costs for the balance of the year

  All activities relating to the preparation for the rainy season at Ocampo have been completed and no further significant expenditures are expected to be incurred during the balance of 2008

  Optimizing consumables and reagents, such as cyanide are expected to provide a cost saving opportunity of up to $45 per ounce at Ocampo

  In the second half of 2009 the Company anticipates having access to 20 megawatts of grid power that is expected to provide an additional cost saving opportunity of up to $24 per ounce at Ocampo

  The consolidation of operations and administration to the Los Torres Mill at El Cubo during the second half of 2008 will allow the Company fully utilize the lower cost Las Torres Mill

  Full commissioning of the 600 metre haulage level at El Cubo is anticipated by year end which will eliminate the costly surface haulage

  Labour rationalization as well as general and administrative costs reductions at El Cubo anticipated to be realized by Q3 2008

Ocampo Capital Project Update

During the first half of 2008, $30.2 million, or 67-76%, of Ocampo’s $40 to $45 million capital expansion program has been completed including the arrival of 6 pieces of primary production equipment for the underground operations. All major capital projects remain on schedule and on budget for 2008.

20 Megawatt Grid Power

In partnership with Agnico-Eagle on a 50-50% cost sharing basis, Gammon is contributing $7 million to the construction of a 25 km, 115 Kv power line to bring in full grid power for its Ocampo operations. Contracts have been awarded for power line and substation construction and negotiations for power line right-of-way are nearly completed. Gammon expects to be on-line by the end of the second half of 2009. When the project is completed, lower cost grid power will further reduce production costs by up to $24 per gold equivalent ounce.

Mill Upgrades

Milling of ore in Ocampo uses a dry-stack tailings disposal system utilizing two existing plate-filter lines. As part of a larger project to raise mill production by upwards of 65-78%, a third filter line is being added. The project is currently 50% complete with the filter frame already installed. Commissioning is expected by the fourth quarter of 2008. In order to support an increase in mill production requirements, Gammon is installing additional cyclones, pumps and an oxygen plant.

Heap Leach Pad Expansion

As of the end of June Gammon has completed a lined leach pad expansion on-time and on-budget which will allow for an additional 5 million tonnes of ore to be stacked and leached. A design for additional pad space is underway and construction is anticipated to commence in late 2008. Leach pad storm water storage capacity will be augmented by the completion of a large storage pond in the second half of 2008.

Mr. Marion added further comments, "Capital projects designed to increase production capacity at Ocampo are well underway and are expected to remain on target and on budget. The increased capacity that we will gain through our expansionary projects, combined with our aggressive cost reduction initiatives will underpin Gammon’s enhanced growth strategy going forward. Our strategic activities over the past six months have positioned Gammon to achieve ongoing improvements throughout our operations in the quarters and years ahead."

Recent press releases and corporate presentations can be found on our corporate website at www.gammongold.com that provides detailed information relating to the Company’s tremendous progress achieved to date in executing its growth strategy.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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